Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: February 24, 2011

For Immediate Release

Zoran Corporation:	Investors:
Karl Schneider	Bonnie McBride
Chief Financial Officer	(415) 454-8898
(408) 523-6500	bonnie@avalonir.com
ir@zoran.com

Company Web Site:

www.zoran.com

ZORAN STRONGLY DISAGREES WITH THE ISS RECOMMENDATION IN FAVOR

OF THREE RAMIUS NOMINEES

Zoran URGES Stockholders to Support Zoran’s Board by Discarding the White Consent

Card and Executing the BLUE Consent Revocation Card Today

Proposed Merger with CSR Offers Zoran Stockholders Significant Premium and

Opportunity to Benefit from Being Owners of a Larger, Stronger and More Diversified

Company with Significant Synergies

SUNNYVALE, CA – February 24, 2011—Zoran Corporation (NASDAQ:ZRAN) today issued the following statement in response to a recommendation issued by Institutional Shareholder Services (“ISS”) concerning the consent solicitation launched by Ramius LLC to remove, without cause, all six of the independent members of Zoran’s Board and to elect six of Ramius’ own nominees.

We strongly disagree with ISS’ recommendation to execute consent cards to replace any of Zoran’s Board members, in particular because ISS, “explicitly do[es] not opine on the proposed acquisition of Zoran by CSR1.”

We believe that ISS misses the point by basing its recommendation on Ramius’ criticism of Zoran’s historic business. Zoran’s current Board has secured a transaction with CSR which provides Zoran stockholders with an attractive premium and the opportunity to benefit from the upside of being owners of a larger, stronger and more diversified company with significant synergies. Given the critical importance of Board oversight of the completion of the CSR transaction, we believe that now is not the right time to disrupt the composition of the Zoran Board.

Furthermore, while we are pleased that ISS recognizes that “Ramius has not presented a strategic plan with sufficient detail and rigor to justify a control slate,” we strongly

[1]	Permission to use quotes was neither sought not obtained

disagree with the ISS assertion that “dissident nominees would bring additional expertise and outside perspective to the board.”

Zoran has a highly independent, deeply experienced Board which, together with management, had already taken action prior to Ramius’ consent campaign to right-size Zoran’s cost structure and to position the company to deliver profitability and positive cash-flow for the full year 2011.

We urge Zoran stockholders to execute the BLUE Consent Revocation Card today and support Zoran’s Board by rejecting Ramius’ attempts to replace all six independent members of Zoran’s Board.

As previously announced, Zoran has entered into a merger agreement under which Zoran will merge with CSR plc. Under the terms of the Merger Agreement, it is proposed that Zoran stockholders will receive 1.85 ordinary shares of CSR, in the form of American Depositary Shares, for each share of Zoran common stock held, representing a value of $13.03 per share of Zoran common stock as at close on February 18, 2011. The implied offer price represented a premium of approximately 39.9% to the closing price of each share of Zoran common stock of $9.32 on February 18, 2011, the last Business Day before the merger announcement and a premium of approximately 89%2 to the enterprise value of Zoran net of cash as of February 18, 2011. In addition, CSR has announced that it intends to return up to $240 million to stockholders via a share buyback program.

The Zoran Board of Directors encourages all stockholders to vote FOR the Company’s highly qualified director nominees by executing the BLUE Consent Revocation Card today and to discard any consent card materials that stockholders may receive from the Ramius Group. If stockholders have signed the Ramius Group’s white consent card, they may revoke that consent by signing, dating and mailing the BLUE Consent Revocation Card immediately.

About Zoran Corporation

Zoran Corporation, based in Sunnyvale, California, is a leading provider of digital solutions in the growing digital entertainment and digital imaging markets. With two decades of expertise developing and delivering digital signal processing technologies, Zoran has pioneered high-performance digital audio and video, imaging applications, and Connect Share Entertain™ technologies for the digital home. Zoran’s proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product generation, reduced system costs, and shorter time to market. Zoran-based DTV, set-top box, broadband receiver (silicon tuners), Blu-ray Player, digital camera, and multifunction printer products have received recognition for excellence and are now in hundreds of millions of homes and offices worldwide. With headquarters in the U.S. and additional operations in China, France, Germany, India, Israel, Japan, Korea, Taiwan and the U.K., Zoran may be contacted on the World Wide Web at www.zoran.com or at 408-523-6500.

This press release does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the merger or otherwise. Any acceptance or response to the merger should be made only on the basis of the information referred to, in

[2]	Based on Zoran’s fully diluted share count as of February 18, 2011 (using the treasury stock method) and Zoran’s cash balance as of January 31, 2011 respect of the Zoran shareholders, in the Registration Statement on Form F-4 to be filed by CSR with the Securities and Exchange Commission (“SEC”), which will contain a Proxy Statement for Zoran’s stockholder meeting to adopt the merger agreement (the “Proxy Statement and F-4 Registration Statement”).

In connection with the proposed transaction, CSR will file with the SEC the Proxy Statement and F-4 Registration Statement. In connection with the consent solicitation by Ramius, Zoran has filed with the SEC a final consent revocation statement (the “Consent Revocation Statement”). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND F-4 REGISTRATION STATEMENT AND THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at www.sec.gov and Zoran’s website at www.Zoran.com.

Important Additional Information

Zoran and its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction and/or in connection with the consent solicitation by Ramius. Zoran expects that CSR will file the Proxy Statement and F-4 Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction. In addition, in connection with the consent solicitation by Ramius, Zoran has filed with the SEC the Consent Revocation Statement. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at www.sec.gov and Zoran’s website at www.Zoran.com. Additional information regarding the interests of such potential participants will be included in the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.

Forward-looking statements

This press release contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran, the combined companies and business and the wholly-owned subsidiary of CSR that will merge with Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the merger, the expected accretive effect of the merger on the combined companies’ financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the merger; and (iii) the expected closing date of the merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the merger or to satisfy other conditions to the merger on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products integrating each company’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption “Risk Factors” and elsewhere in CSR’s and Zoran’s periodic reports filed with the United States Securities and Exchange Commission, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and Zoran’s and CSR’s other filings with the SEC. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

If you have any questions, require assistance in voting your shares, or need additional copies of Zoran’s proxy materials, please call MacKenzie Partners at the phone numbers listed below.

105 Madison Avenue

New York, NY 10016

(212) 929-5500 (call collect)

Or

TOLL-FREE (800) 322-2885